

NYSE

New York Stock Exchange
11 Wall Street
New York, NY 10005

October 28, 2020

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the Depositary Shares, each representing a 1/1,000th interest in a share of Non-Cumulative Perpetual Class A Preferred Stock, Series AA of Wells Fargo & Company, no par value, under the Exchange Act of 1934.

Sincerely,